Exhibit 12

COMPUTATION OF EARNINGS TO FIXED CHARGES RATIO

(IN THOUSANDS OF DOLLARS, EXCEPT RATIO DATA)

	Year to Date		Year Ended
	September 26, 2004	September 28, 2003	December 28, 2003	December 29, 2002	December 30, 2001	December 31, 2000
FIXED CHARGES COMPUTATION

INTEREST EXPENSE:
NET INTEREST EXPENSE	$36,597	$50,837	$68,715	$74,251	$98,872	$114,422
PLUS CAPITALIZED INTEREST	3,500	1,241	2,079	718	1,961	2,230

GROSS INTEREST EXPENSE	40,097	52,078	70,794	74,969	100,833	116,652

PROPORTIONATE SHARE OF INTEREST EXPENSE OF 50% OWNED PERSONS
INTEREST COMPONENT OF RENT EXPENSE	6,129	6,127	8,219	8,671	8,641	8,774

TOTAL FIXED CHARGES	$46,226	$58,205	$79,013	$83,640	$109,474	$125,426

EARNINGS COMPUTATION

PRETAX INCOME FROM CONTINUING OPERATIONS	$335,038	$311,046	$463,014	$448,670	$307,399	$525,290
ADD: FIXED CHARGES	46,226	58,205	79,013	83,640	109,474	125,426
LESS: CAPITALIZED INTEREST	(3,500)	(1,241)	(2,079)	(718)	(1,961)	(2,230)
ADD: DISTRIBUTIONS IN EXCESS OF (LESS THAN) EARNINGS OF INVESTEES	(15,471)	(2,194)	2,018	57,418	32,519	1,505

TOTAL EARNINGS AS ADJUSTED	$362,293	$365,816	$541,966	$589,010	$447,431	$649,991

RATIO OF EARNINGS TO FIXED CHARGES	7.8:1	6.3:1	6.9:1	7.0:1	4.1:1	5.2:1

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